Exhibit 99(1)

FORM OF

AGREEMENT BY AND BETWEEN

Patriot Bank, National Association

Stamford, CT

and

The Comptroller of the Currency

Patriot Bank, National Association (“Bank”) and the Comptroller of the Currency of the United States of America (“Comptroller”) wish to assure the safety and soundness of the Bank and its compliance with laws and regulations.

The Comptroller has uncovered unsafe and unsound banking practices relating to corporate governance, strategic planning, capital planning, internal audit, credit administration, the allowance of loan and lease losses (ALLL) methodology, administration of the leveraged loan portfolio, asset liability management, and interest rate risk (IRR) modeling at the Bank. Therefore, the OCC, through the duly authorized representative of the Comptroller, and the Bank, through its duly elected and acting Board of Directors (“Board”), hereby agree that the Bank shall operate at all times in compliance with the following:

ARTICLE I

JURISDICTION

(1)     The Bank is an “insured depository institution” as that term is defined in 12 U.S.C. § 1813(c)(2).

(2)     The Bank is a national banking association within the meaning of 12 U.S.C. § 1813(q)(1)(A), and is chartered and examined by the OCC. See 12 U.S.C. § 1 et seq.

(3)     The OCC is the “appropriate Federal banking agency” as that term is defined in 12 U.S.C. § 1813(q).

ARTICLE II

COMPLIANCE COMMITTEE

(1)     Within thirty (30) days of the date of this Agreement, the Board shall appoint a Compliance Committee of at least three (3) directors, a majority of whom shall be directors who are not employees or controlling shareholders of the Bank or any of its affiliates (as the term “affiliate” is defined in 12 U.S.C. § 371c(b)(1)), or a family member of any such person. Upon appointment, the names of the members of the Compliance Committee and, in the event of a change of the membership, the name of any new member shall be promptly submitted in writing to the Assistant Deputy Comptroller. The Compliance Committee shall be responsible for monitoring and coordinating the Bank’s adherence to the provisions of this Agreement.

(2)     The Compliance Committee shall meet at least monthly and maintain minutes of its meetings.

(3)     Within thirty (30) days of the date of this Agreement and thirty (30) days after every calendar quarter end, the Compliance Committee shall submit a written progress report to the Board setting forth in detail:

(a)	a description of the corrective action needed to achieve full compliance with each Article of this Agreement;
(b)	the specific corrective actions taken to comply with each Article of this Agreement; and (c) the results and status of those actions.
(c)	The Board shall forward a copy of the Compliance Committee’s report, with any additional comments by the Board, to the Assistant Deputy Comptroller within ten (10) days of receiving such report.

ARTICLE III

BOARD AND MANAGEMENT SUPERVISION

(1)     By December 31, 2018, the board shall develop, adopt, implement and thereafter adhere to a written program to provide for effective Board and management supervision of the Bank. The program shall address the weaknesses in Board and management supervision as identified in the 2018 Report of Examination.

(2)     The Board must ensure that the Bank has competent management in place on a permanent and full-time basis, including its chief financial officer position, vested with sufficient authority to fulfill the duties and responsibilities of the position, carry out the Board’s policies, ensure the Bank’s adherence to corporate governance and decision-making processes, ensure compliance with this Agreement, applicable laws, rules and regulations, and manage the day-to-day operations of the Bank in safe and sound manner within the scope of that position’s responsibilities.

(3)     By December 31, 2018, the Board shall develop and implement formalized standards governing the performance and compensation of all senior executive and executive management, including the Chief Executive Officer. The Board shall establish and document through written performance evaluations, at least annually:

(a)	the objectives by which senior executive and executive officers’ effectiveness shall be measured;
(b)	measurements and goals for each individual’s performance;
(c)	documented support of their performance in relation to these expectations;
(d)	the amount of salary, bonus, and non-cash benefits the individual receives and whether those amounts are reasonable in relation to his/her job responsibilities and performance.

(4)     The Board shall forward a copy of the written program required by paragraph (1) of this Article to the Assistant Deputy Comptroller within 10 days of Board approval.

ARTICLE IV
CORPORATE GOVERNANCE

(1)     By December 31, 2018, the Board shall ensure that it receives and reviews sufficient information from management (including scope, frequency, timing and content), regarding the operation of the Bank and the Bank’s compliance with this Agreement, to enable the Board to provide oversight and fulfill their fiduciary duties, other responsibilities under law, and in accordance with safe and sound standards. Refer to (i) the OCC’s “The Directors Book: The Role of Directors for National Banks and Federal Savings Associations;” and (ii) the “Corporate and Risk Governance” booklet, M-CRG, of the Comptroller’s Handbook (July 2016). At least annually, the Board shall perform an assessment of the information that management provides to the Board to ensure that the Board receives adequate information from management on the operations of the Bank to enable the Board to effectively supervise the Bank and fulfill their fiduciary duties.

(2)     The Board shall maintain a Lead Independent Director that has sufficient authority and expertise to ensure that the Bank is not subject to undue influence from any executive officer or director.

(3)     By December 31, 2018, the Bank shall develop, and follow fig adoption by the Board, implement and adhere to a written, comprehensive conflict of interest policy applicable to the Bank’s and the Bank’s holding company’s directors, principal shareholders, executive officers, affiliates, and employees (Insiders) and related interests of such Insiders, as defined at 12 C.F.R. § 215.3(n). In addition to defining a conflict of interest the policy shall address, at a minimum:

(a)	avoidance of conflicts of interest, breaches of fiduciary duty, and the appearance of conflicts of interest;

(b)	requirements for arms-length dealing in any transactions with Insiders, or their related organizations;
(c)	disclosure of any Insider’s interest in the business of a borrower, an applicant, or other customer of the Bank; and
(d)	restrictions on and disclosure of receipt of anything of value by Insiders, directly or indirectly, from borrowers, loan applicants, other customers, or suppliers of the Bank.

(4)     The Board shall ensure that all Board of Director and management committee meeting minutes contain relevant Board discussion and details on the information that was considered in making any major business decisions.

(5)     The Board shall ensure that all third party vendors are hired pursuant to the Bank’s established Third Party/Vendor Management Policy, that the Vendor Management Committee reviews vendor due diligence, and that the decisioning and due diligence process is documented in the committee minutes.

ARTICLE V
STRATEGIC AND CAPITAL PLAN

(1)     By December 31, 2018, the Board shall forward to the Assistant Deputy Comptroller, pursuant to paragraph (7) of this Article, a revised, written strategic plan for the Bank, covering at least a three-year period. The strategic plan shall establish objectives for the Bank’s overall risk profile, earnings performance, growth, balance sheet mix, off-balance sheet activities, liability structure, and capital adequacy, together with strategies to achieve those objectives and, at a minimum, include:

(a)	an assessment of the Bank’s present and future operating environment;

(b)	the development of strategic goals and objectives to be accomplished over the short and long term;
(c)	the development of contingent and alternative strategic goals and objectives to be accomplished over the short and long term;
(d)

an identification of the Bank’s plan to service current and anticipated subordinated debt and trust preferred securities obligations including the Bank’s plan to repay debt at the holding company (both current and anticipated) upon conversion to a fully amortizing loan;.

(e)	the Bank’s dividend declaration and payment plans;
(f)

specific plans that detail the Bank’s strategic initiatives to achieve realistic deposit projections, including compliance with Board limits, taking into account the Bank’s substantial reliance on non-core funding.

(2)     The Bank’s capital plan must be revised to identify and evaluate all risks to capital and establish capital limits commensurate with the risk profile of the Bank and incorporate and reflect any of the changes required in subparagraphs (a) — (f) to ensure that the Bank’s capital plan is aligned with the revised strategic plan and incorporates and addresses the impact of stress testing results.

(3)     Prior to adoption by the Board, a copy of the revised Strategic and Capital Plans, and any subsequent amendments, revisions, or updates, shall be submitted to the Assistant Deputy Comptroller for prior written determination of no supervisory objection. At the next Board meeting following receipt of the Assistant Deputy Comptroller’s written determination of no supervisory objection, the Board shall adopt and Bank management, subject to Board review and ongoing monitoring, shall promptly implement and ensure adherence to the Strategic Plan and any amendments or revisions thereto.

(4)     The Bank may not initiate any action that significantly deviates from a Strategic Plan and/or Capital Plan (that has received written determination of no supervisory objection from the Assistant Deputy Comptroller and has been adopted by the Board) without a prior written determination of no supervisory objection from the Assistant Deputy Comptroller.

(5)     Any request by the Bank for prior written determination of no supervisory objection to a significant deviation described in paragraph (4) of this Article shall be submitted in writing to the Assistant Deputy Comptroller at least sixty (60) days in advance of the proposed significant deviation. Such written request by the Bank shall include an assessment of the effects of such proposed change on the Bank’s condition and risk profile, including a profitability analysis and an evaluation of the adequacy of the Bank’s organizational structure, staffing, management information systems, internal controls, and written policies and procedures to identify, measure, monitor, and control the risks associated with the proposed change.

(6)     For the purposes of this Article, changes that may constitute a significant deviation include, but are not limited to, a change in the Bank’s marketing strategies, products and services, marketing partners, underwriting practices and standards, credit administration, account management, collection strategies or operations, fee structure or pricing, accounting processes and practices, or funding strategy, any of which, alone or in aggregate, may have a material effect on the Bank’s operations or financial performance.

(7)     The Board shall review and update the Strategic and Capital Plans, including after expiration of the 3-year period referenced in paragraph one (1) of this Article, at least annually and more frequently if necessary or if required by the Assistant Deputy Comptroller in writing.

ARTICLE VI
INTERNAL AUDIT

(1)     By December 31, 2018, the Bank shall revise and after adoption by the Board, implement an internal audit program that is consistent with safe and sound standards for internal audit. Refer to (i) the standards for Internal Audit Systems set forth in Section 11.B of the Interagency Guidelines Establishing Standards for Safety and Soundness, Appendix A to 12 C.F.R. Part 30; (ii) the guidance set forth in the “Interagency Policy Statement on the Internal Audit Function and Its Outsourcing” (OCC Bulletin 2003-12); and (iii) Internal and External Audits booklet, M-AUD, of the Comptroller’s Handbook (December 2016).

(2)     As part of the audit program, the Board, or a committee thereof, shall ensure management develops a comprehensive annual risk assessment of all auditable areas of the Bank to ensure the scope, coverage, and frequency of audits are risk-based according to the Bank’s product lines, services, and operations and that audits provide sufficient oversight over the controls of the institution’s activities. The audit scope must be expanded to include all areas in which deficiencies were identified in the 2018 Report of Examination. Risk ratings shall be appropriately supported with consideration given to inherent risk and compensating internal controls. The Bank shall incorporate the annual risk assessment into its audit schedule.

(3)     The Board, or a committee thereof, shall review and approve the audit scope and schedule at least annually. At least quarterly, the Audit Committee, shall review the status of the audit schedule to ensure all audits have been completed in a timely manner and that any deviation is documented and approved.

(4)     As part of this audit program, the Board shall evaluate the audit reports and shall assess the impact on the Bank of any audit deficiencies cited in such reports.

(5)     The Board shall ensure that the audit program is independent. The persons responsible for implementing the internal audit program described above shall report directly to the Board, or a committee thereof, which shall have the sole power to direct their activities. All reports prepared by the audit staff shall be filed directly with the Board, or committee thereof, not through any intervening party.

(6)     All audit reports shall be in writing. The Board shall ensure that prompt actions are undertaken to remedy deficiencies cited in audit reports, and that auditors maintain a written record describing those actions.

(7)     The audit staff shall have access to any records necessary for the proper conduct of its activities. National bank examiners shall have access to all reports and work papers of the audit staff and any other parties working on its behalf.

(8)     Upon adoption, a copy of the internal audit program shall be promptly submitted to the Assistant Deputy Comptroller.

ARTICLE VII
ASSET LIABILITY MANAGEMENT

(1)     Within sixty (60) days, the Board shall revise, implement and thereafter ensure Bank adherence to a written liquidity and asset/liability management policy that is consistent with safe and sound standards for liquidity and asset/liability management. Refer to the (i) “Liquidity” booklet, L-L, of the Comptroller’s Handbook (June 2012), and the guidance set forth in (ii) “Interagency Advisory on Interest Rate Risk Management” (OCC Bulletin 2010-1); (iii) “Supervisory Guidance on Model Risk Management” (OCC Bulletin 2011-12); and (iv) “Final Policy Statement: Interagency Policy Statement on Funding and Liquidity Risk Management” (OCC Bulletin 2010-13). The policy should address and require, at a minimum:

(a)	Board Asset Liability Committee (“ALCO”) meeting minutes that contain sufficient evidence of adequate oversight over liquidity and funds management;

(b)

standard quarterly ALCO packages include sufficient key management reports to enable the Board ALCO to appropriately measure and monitor the Bank’s liquidity position and liquidity risk and maintain liquidity at an acceptable level;

(c)	policy limits and periodic monitoring to ensure the Bank remains in compliance with all liquidity limits;
(d)	development of a liquidity contingency plan that is based on reasonable, supportable assumptions and includes appropriate stress testing;
(e)

guidelines concerning the nature and extent of the Bank’s use of brokered deposits consistent with the Bank’s overall funds management strategies and taking into consideration any restrictions that may apply based on the Bank’s Prompt Corrective Action capital designation as defined at 12 U.S.C. 18310;

(f)	the independent review of assumptions used in modeling; and
(g)	periodic review of the Bank’s adherence to the policy.

(2)     Upon adoption, a copy of the written policy shall be forwarded to the Assistant Deputy Comptroller for review.

ARTICLE VIII
COMMERCIAL CREDIT ADMINISTRATION

(1)     By December 31, 2018, the Bank shall review, revise, and submit to the Assistant Deputy Comptroller for a prior written determination of no supervisory objection, a written program to improve the Bank’s commercial loan administration. The program shall be updated to include:

(a)

expanded policy guidance that explicitly outlines what type(s) of financial information is to be provided by borrowers and guarantors, and on what frequency the information must be provided to and analyzed by the Bank;

(b)	a requirement that all future loan agreements contain requirements for the timely submission of financial information, including interim financial statements and rent rolls;
(c)

expanded guidance that explicitly outlines the monitoring requirements for construction loans, including commercial and industrial loans, and an effective process for collecting, tracking, and analyzing financial information in a timely manner.

(2)     Upon receiving a written determination of no supervisory objection from the Assistant Deputy Comptroller, the Board shall adopt the program at the next board meeting, and the Bank, subject to Board review and ongoing monitoring, shall promptly implement and thereafter ensure adherence to the program developed pursuant to this Article.

ARTICLE IX

LEVERAGED LOAN PORTFOLIO

(1)     Within sixty (60) days of this Agreement, the Bank shall review, revise, and submit to the Assistant Deputy Comptroller for review, a program designed to ensure the Bank’s leveraged lending policies and procedures conform with safe and sound practices for leveraged lending. Refer to (i) “Interagency Guidance on Leveraged Lending,” (OCC Bulletin 2013-9); (ii) “Purchases of Loans in Whole or In Part-Participations,” (Banking Circular 181 (REV), Aug. 2, 1984); and (iii) “Leveraged Lending” booklet, A-LL, Comptroller’s Handbook (February 2008). The program, at a minimum, shall provide for and include:

(a)

a credit policy that addresses the sustainability of a borrower’s capital structure, ability to de-leverage to a sustainable level over a reasonable period of time based on the base case cash flow projections, inclusion of one or more realistic downside scenarios within projections reflecting key risks in the transaction, collateral requirements, ability to appropriately evaluate various types of collateral, degree of reliance on enterprise value, reliance on sponsor support, and covenant protections;

(b)

adequate and timely management reporting to the Board that includes the risk associated with the leveraged loan portfolio including but not limited to performance characteristics, industry exposures, risk rating distribution and migration, industry mix, market changes, collateral support, and performance measures including non-compliance with covenants, policy exceptions, restructurings, delinquencies, and charge-offs, for all leveraged lending;

(c)	leveraged lending underwriting standards, to include the following minimum requirements:
(i)	a prohibition against purchasing any participation for which the Bank does not have the knowledge, skills, or ability to properly underwrite on its own;
(ii)	standards and procedures, including the Bank’s definition of a leverage transaction, and limits, including the Bank’s risk appetite, for the purchase of leveraged loans and participations;
(iii)	preparation and documentation of enterprise value analysis by a qualified individual independent of the lending functions based on assumptions that are documented and supported;
(iv)	stress testing of enterprise value at origination and documentation of assumptions;
(v)	ensure that one or more realistic downside scenarios, within projections reflecting key risks in the transaction, are considered;
(vi)	maintenance of current, complete financial information and analysis on the borrower during the term of the loan;
(vii)	the identification, waiver (if appropriate), and mitigation (if appropriate) of any exceptions to the Bank’s lending policies and procedures; and
(d)

procedures for periodically stress-testing enterprise value on individual loans and documenting the assumptions employed as well as the leveraged lending portfolio that ensure that the sophistication of stress testing is commensurate with the size, complexity and risk characteristics of the leveraged loan portfolio and that the potential impact of changing economic and market conditions is also quantified;

(e)

procedures to ensure the risks of leveraged lending are appropriately accounted for and considered in the Bank’s calculation and methodology for computing the ALLL losses and adequacy of the Bank’s capital;

(f)	procedures to aggregate and track leveraged lending exceptions to the Bank’s lending policies and procedures;
(g)

a process to ensure that the Bank dedicates the requisite amount of resources to fully implement the enhanced level of underwriting and monitoring of the leveraged loan portfolio to prudently manage the heightened level of risk inherent in these loans, including but not limited to:

(i)	ongoing training to ensure staff, officers and other applicable personnel understand and can apply the Bank’s leveraged lending policies and procedures developed pursuant to this Article;
(ii)

the appointment of an officer or manager with sufficient authority to monitor the performance of the portfolio and oversee compliance with the Bank’s policies and procedures, including succession and sufficient coverage planning;

(h)	loan review of leveraged credits, to include the following minimum requirements:
(i)	staff with sufficient expertise in analyzing complex credits and familiarity with the borrowers’ industry;

(ii)

preparation and documentation of complete, independent analysis of the credit quality of the obligations and key performance indicators, including but not limited to the transaction structure, repayment capacity from primary and secondary sources, performance plan, borrower leverage and liquidity, and refinance risk;

(iii)	determination of the borrower’s ability to de-leverage to a sustainable level within a reasonable period to support risk rating rationale.

ARTICLE X
ALLOWANCE FOR LOAN AND LEASE LOSSES

(1)     By November 30, 2018, the Bank shall review, revise, and submit to the Assistant Deputy Comptroller for a prior written determination of no supervisory objection, written policies and procedures for the maintenance of an adequate ALLL. The updates to the written policies must include procedures for segmenting the loan portfolio and estimating loss on groups of loans, consistent with Accounting Standards Codification (ASC) 450-20 (formerly Statement of Financial Accounting Standards No. 5); including segregation of leveraged loans into separate and distinct risk pools for evaluating historical losses and to ensure that the loss risk associated with criticized assets is factored in the calculation of the loss factor for each respective homogenous loan pool.

(2)     The Board shall consider the changes outlined in Paragraph (1) and the risk rating changes to two loans identified in the 2018 Report of Examination to recalculate the ALLL, ensure that the balance remains adequate, and promptly fund the ALLL to cover any shortfall as a result of the recalculation.

(3)     Upon receiving a written determination of no supervisory objection from the Assistant Deputy Comptroller, the Board shall adopt the policy at the next board meeting following receipt of the written determination of no supervisory objection and the Bank, subject to Board review and ongoing monitoring, shall promptly implement and thereafter ensure adherence to the policies and procedures developed pursuant to this Article.

ARTICLE XI
INTEREST RATE RISK MODEL

(1)     By December 31, 2018, the Bank must review and revise the Asset Liability Management policy to ensure that Bank management documents, monitors, and updates key assumptions used in the Bank’s interest rate risk model (“IRR Model”) that are consistent with safe and sound standards for IRR Models. Refer to the (i) “Interest Rate Risk” booklet of the\ Comptroller’s Handbook (Narrative — June 1997, Procedures — March 1998); (ii) “Interagency Guidance on Interest Rate Risk Management” (OCC Bulletin 2010-1); and (iii) “Interest Rate Risk Management: FAQs on 2010 Interagency Advisory on Interest Rate Risk Management” (OCC Bulletin 2012-5). The revised policy must include at a minimum:

(a)	a requirement to document support for Bank provided key model assumptions;

(b)	procedures to review, approve, and monitor key model assumption development at least annually or whenever there is a change in key assumptions;
(c)

(c) a requirement that Board review of key model assumptions be documented in Board meeting minutes and include the support for key model assumptions, including deposit repricing and loan pre-payment assumptions;

(d)	a requirement that the Board meeting minutes include details on the discussions concerning the key aspects of interest rate risk monitoring which should include, at a minimum:
(i)	the Bank’s current exposures;
(ii)	changes from the prior quarter and key drivers;
(iii)	static v. dynamic simulation result differences; and
(iv)	the results of back-testing.

(2)     Upon adoption, a copy of the written policy shall be forwarded to the Assistant Deputy Comptroller for review.

ARTICLE XII
GENERAL BOARD RESPONSIBILITIES

(1)     The Board shall ensure that the Bank has timely adopted and implemented all corrective actions required by this Agreement, and shall verify that the Bank adheres to the corrective actions and they are effective in addressing the Bank’s deficiencies that resulted in this Agreement.

(2)     In each instance in which this Agreement impose responsibilities upon the Board, it is intended to mean that the Board shall:

(a)	authorize, direct, and adopt corrective actions on behalf of the Bank as may be necessary to perform the obligations and undertakings imposed on the Board by this Agreement;
(b)	ensure that the Bank has sufficient processes, management, personnel, control systems, and corporate and risk governance to implement and adhere to all provisions of this Agreement;
(c)	require that Bank management and personnel have sufficient training and authority to execute their duties and responsibilities pertaining to or resulting from this Agreement;
(d)	hold Bank management and personnel accountable for executing their duties and responsibilities pertaining to or resulting from this Agreement;
(e)	require appropriate, adequate, and timely reporting to the Board by Bank management of corrective actions directed by the Board to be taken under the terms of this Agreement; and
(f)	address any noncompliance with corrective actions in a timely and appropriate manner.

ARTICLE XIII
OTHER PROVISIONS

(1)     As a result of this Agreement, the Bank is in “troubled condition,” as set forth in 12 C.F.R. § 5.51(c)(7)(ii), unless otherwise informed in writing by the OCC. In addition, as a result of this Agreement, the Bank is not an “eligible bank” for purposes of 12 C.F.R. § 5.3(g) and 12 C.F.R. § 24.2(e), unless otherwise informed in writing by the OCC.

(2)     This Agreement supersedes all prior OCC communications issued pursuant to 12 C.F.R. §§ 5.3(g)(5), 5.51(c)(7)(ii), and 24.2(e)(4).

ARTICLE XIV
CLOSING

(1)     This Agreement is intended to be, and shall be construed to be, a “written agreement” within the meaning of 12 U.S.C. § 1818, and expressly does not form, and may not be construed to form, a contract binding on the United States, the OCC, or any officer, employee, or agent of the OCC. Notwithstanding the absence of mutuality of obligation, or of consideration, or of a contract, the OCC may enforce any of the commitments or obligations herein undertaken by the Bank under its supervisory powers, including 12 U.S.C. § 1818(b)(1), and not as a matter of contract law. The Bank expressly acknowledges that neither the Bank nor the OCC has any intention to enter into a contract. The Bank also expressly acknowledges that no officer, employee, or agent of the OCC has statutory or other authority to bind the United States, the U.S. Treasury Department, the OCC, or any other federal bank regulatory agency or entity, or any officer, employee, or agent of any of those entities to a contract affecting the OCC’s exercise of its supervisory responsibilities.

(2)     This Agreement is effective upon its issuance by the OCC, through the Comptroller’s duly authorized representative. Except as otherwise expressly provided herein, all references to “days” in this Agreement shall mean calendar days and the computation of any period of time imposed by this Agreement shall not include the date of the act or event that commences the period of time. The provisions of this Agreement shall remain effective and enforceable except to the extent that, and until such time as, such provisions are amended, suspended, waived, or terminated in writing by the OCC, through the Comptroller’s duly authorized representative. If the Bank seeks an extension, amendment, suspension, waiver, or termination of any provision of this Agreement, or within any plan or program submitted pursuant to this Agreement, the Board or a Board-designee shall submit a written request to the Assistant Deputy Comptroller asking for relief. Any request submitted pursuant to this paragraph shall include a statement setting forth in detail the special circumstances that prevent the Bank from complying with the relevant provision(s) of the Agreement or plan or program submitted pursuant to this Agreement, and shall be accompanied by relevant supporting documentation. The OCC’s decision concerning a request submitted pursuant to this paragraph, which will be communicated to the Board in writing, is final and not subject to further review.

(3)     The Bank will not be deemed to be in compliance with this Agreement until it has adopted, implemented, and adhered to all of the corrective actions set forth in each Article of this Agreement; the corrective actions are effective in addressing the Bank’s deficiencies; and the OCC has verified and validated the corrective actions. An assessment of the effectiveness of the corrective actions requires sufficient passage of time to demonstrate the sustained effectiveness of the corrective actions.

(4)     The OCC may enforce the terms of this Agreement pursuant to its statutory authority, including 12 U.S.C. § 1818(i)(1).

(5)     Each citation, guidance, or issuance referenced in this Agreement includes any subsequent citation, guidance, or issuance that replaces, supersedes, amends, or revises the referenced cited citation, guidance, or issuance.

(6)     No separate promise or inducement of any kind has been made by the OCC, or by its officers, employees, or agents, to cause or induce the Bank to enter into this Agreement.

(7)     All reports, plans, or programs submitted to the OCC pursuant to this Agreement shall be forwarded, by overnight mail or via email, to the Assistant Deputy Comptroller at:

Thomas S. Angstadt, Assistant Deputy Comptroller

Edison Field Office

343 Thornall Street

Edison, NJ 08837

(8)     The terms of this Agreement, including this paragraph, are not subject to amendment or modification by any extraneous expression, prior agreements, or prior arrangements between the parties, whether oral or written.

IN TESTIMONY WHEREOF, the undersigned, authorized by the Comptroller, has hereunto set his hand on behalf of the Comptroller.

Thomas S. Angstadt Assistant Deputy Comptroller	Date

IN TESTIMONY WHEREOF, the undersigned, as the duly elected and acting Board of Directors of the Bank, have hereunto set their hands on behalf of the Bank.

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